UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 26, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ATLAS CORP.:

REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-234820) FILED WITH THE SEC ON NOVEMBER 22, 2019, AS AMENDED ON DECEMBER 31, 2019 AND JANUARY 16, 2020.

Item 1 — Information Contained in this Form 6-K Report

As previously announced, Seaspan Corporation entered into that certain Acquisition Agreement, dated as of November 20, 2019, with Apple Bidco Limited, Atlas Corp., the entities listed on Exhibit A thereto under the heading “Fairfax”, including Fairfax Financial Holdings Limited in its capacity as the Seller Representative, ACM Energy Holdings I Ltd., ACM Apple Holdings I, LP and JCLA Cayman Limited (the “Acquisition Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Acquisition Agreement, as amended.

The Parties entered into that certain Amendment and Waiver to the Acquisition Agreement (“Amendment No. 1”) on February 21, 2020, whereby pursuant to the terms and conditions of Amendment No. 1 and as more fully described therein, the Parties amended the Acquisition Agreement as follows: (i) in consideration of the waiver by Purchaser of the condition to its obligation to consummate the transactions contemplated by the Acquisition as set forth in Section 8.2(f) of the Acquisition Agreement related to the conversion and repatriation into US Dollars of Argentina Pesos received by APR Argentina under certain contracts related to its operations in Argentina, the Sellers agreed to indemnify Purchaser for the shortfall amount of US Dollars received by Purchaser as a result of the conversion and repatriation of such Argentina Pesos, subject to a maximum aggregate indemnity cap of $110,000,000; and (ii) the defined term “Closing Cash” and related definitions were amended for the purposes of the post-closing purchase price adjustment to provide Sellers with a credit for Cash of the Company or its Subsidiaries held in a bank or other financial institution in Argentina as of the Closing that is converted and repatriated into US Dollars into a Company bank account in the United States within seventy-five (75) days after the Closing Date.

Amendment No. 1 is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of Amendment No. 1 in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of Amendment No. 1.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas Corp. has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the proposed reorganization of Seaspan Corporation’s corporate structure into a holding company structure, pursuant to which Seaspan Corporation will become a direct, wholly owned subsidiary of Atlas Corp. (the “Proposed Reorganization”). SEASPAN CORPORATION’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The proxy statement/prospectus has been mailed to the holders of Seaspan Corporation shares. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan Corporation, Atlas Corp. and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. Copies of the proxy statement/prospectus and other filings containing information about Seaspan Corporation, Atlas Corp. and the Proposed Reorganization can also be obtained without charge by accessing them on Seaspan Corporation’s website at http://www.seaspancorp.com or by contacting Seaspan Corporation Investor Relations at the address below:

Investor Inquiries

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Exhibit Index

Exhibit No.	Description

4.1	Amendment and Waiver to the Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., the entities listed on Exhibit A thereto under the heading “Fairfax”, including Fairfax Financial Holdings Limited in its capacity as the Seller Representative, ACM Energy Holdings I Ltd., ACM Apple Holdings I, LP, JCLA Cayman Limited and Seaspan Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 26, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer